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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                                 Amendment No. 11

                 Information to be Included in Statements Filed
                Pursuant to Rule 13d-1(a) and Amendments Thereto
                         Filed Pursuant to Rule 13d-2(a)

                         Assisted Living Concepts, Inc.
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    04543L109
                                    ---------
                                 (CUSIP Number)


                           Lawrence D. Rovin, Esquire
                 Klehr, Harrison, Harvey, Branzburg & Ellers LLP
                             260 South Broad Street
                             Philadelphia, PA 19102
                                 (215) 569-2898
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                   September 18, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box: |_|



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CUSIP No. 04543L109                     13D                 Page 2 of 7 Pages
--------------------------------------------------------------------------------

----------- --------------------------------------------------------------------

    1.      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

                              BET ASSOCIATES, L.P.
                              23-2957243
----------- --------------------------------------------------------------------

    2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                                    (a) |_|

                                                                    (b) |X|
----------- --------------------------------------------------------------------

    3.       SEC USE ONLY
----------- --------------------------------------------------------------------

    4.      SOURCE OF FUNDS:

                              AF
----------- --------------------------------------------------------------------

    5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e):
                                                                        |_|
----------- --------------------------------------------------------------------

    6.      CITIZENSHIP OR PLACE OF ORGANIZATION:

                              Delaware
--------------------------------------------------------------------------------

             NUMBER OF            7.       SOLE VOTING POWER
               SHARES                       1,049,682  shares of common stock
            BENEFICIALLY    ------------- -------------------------------------
              OWNED BY
                EACH             8.       SHARED VOTING POWER
             REPORTING                      -0- Shares
               PERSON       ------------- -------------------------------------
               WITH
                                 9.       SOLE DISPOSITIVE POWER
                                            1,049,682  shares of common stock
                            ------------- -------------------------------------

                                10.       SHARED DISPOSITIVE POWER
                                           -0- Shares
--------------------------------------------------------------------------------

   11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,049,682  Shares of Common Stock
----------- --------------------------------------------------------------------

   12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:
                                                                          |_|
----------- --------------------------------------------------------------------

   13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           16.32%
----------- --------------------------------------------------------------------

   14.      TYPE OF REPORTING PERSON
                              PN
----------- --------------------------------------------------------------------


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CUSIP No. 04543L109                     13D                 Page 3 of 7 Pages
--------------------------------------------------------------------------------

----------- --------------------------------------------------------------------

    1.      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

                              BRU, LLC ("BRU")
                              52-2059411
----------- --------------------------------------------------------------------

    2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                                    (a) |_|

                                                                    (b) |X|
----------- --------------------------------------------------------------------

    3.      SEC USE ONLY
----------- --------------------------------------------------------------------

    4.      SOURCE OF FUNDS:

                              AF
----------- --------------------------------------------------------------------

    5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e):
                                                                        |_|
----------- --------------------------------------------------------------------

    6.      CITIZENSHIP OR PLACE OF ORGANIZATION:

                              Delaware
--------------------------------------------------------------------------------

             NUMBER OF      7.   SOLE VOTING POWER
               SHARES
            BENEFICIALLY          1,169,776 shares of common stock (represents
              OWNED BY            1,049,682 shares of common stock held by BET
                EACH              Associates L.P. ("BET") and 120,094 shares of
             REPORTING            common stock held by BRU)
               PERSON
               WITH      ------ ------------------------------------------------

                            8.   SHARED VOTING POWER
                                  -0- Shares

                         ------ ------------------------------------------------

                            9.   SOLE DISPOSITIVE POWER

                                 1,169,776 shares of common stock (represents
                                 1,049,682 shares of common stock held by BET and 120,094 shares of common stock held by
                                 BRU)

                         ------ ------------------------------------------------

                           10.  SHARED DISPOSITIVE POWER
                                  -0- Shares
--------------------------------------------------------------------------------

   11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,169,776 (represents 1,049,682 shares of common stock held by BET and 120,094 shares of common stock held by BRU)

----------- --------------------------------------------------------------------

   12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:
                                                                          |_|
----------- --------------------------------------------------------------------

   13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           18.19%
----------- --------------------------------------------------------------------

   14.      TYPE OF REPORTING PERSON
                              OO
----------- --------------------------------------------------------------------

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--------------------------------------------------------------------------------

CUSIP No. 04543L109                     13D                 Page 4 of 7 Pages
--------------------------------------------------------------------------------

----------- --------------------------------------------------------------------

    1.      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

                              BRUCE E. TOLL
----------- --------------------------------------------------------------------

    2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                                    (a) |_|

                                                                    (b) |X|
----------- --------------------------------------------------------------------

    3.      SEC USE ONLY
----------- --------------------------------------------------------------------

    4.      SOURCE OF FUNDS:

                              PF
----------- --------------------------------------------------------------------

    5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e):
                                                                        |_|
----------- --------------------------------------------------------------------

    6.      CITIZENSHIP OR PLACE OF ORGANIZATION:

                              UNITED STATES OF AMERICA
--------------------------------------------------------------------------------

             NUMBER OF      7.   SOLE VOTING POWER
               SHARES
            BENEFICIALLY          1,798,649 (represents 1,049,682 shares of
              OWNED BY            common stock held by BET Associates, L.P.
                EACH              ("BET"), 120,094 shares held by BRU, LLC
             REPORTING            ("BRU"), 3,492 shares held by Mr. Toll's
               PERSON             daughter Jennifer Toll and 625,381 shares of
               WITH               common stock held by Mr. Toll).

                         ------ ------------------------------------------------

                            8.   SHARED VOTING POWER
                                  -0- Shares

                         ------ ------------------------------------------------

                            9.   SOLE DISPOSITIVE POWER

                                  1,798,649 (represents 1,049,682 shares of
                                  common stock held by BET, 120,094 shares held by BRU, 3,492 shares held by Mr. Toll's daughter Jennifer Toll and 625,381 shares of common stock held by Mr. Toll).

                         ------ ------------------------------------------------

                           10.  SHARED DISPOSITIVE POWER
                                  -0- Shares
--------------------------------------------------------------------------------

   11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,798,649 (represents 1,049,682 shares of common stock held by BET, 120,094 shares of common stock held by BRU, 3,492 shares held by Mr. Toll's daughter Jennifer Toll and 625,381 shares of common stock held by Mr. Toll).

----------- --------------------------------------------------------------------

   12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:
                                                                          |_|
----------- --------------------------------------------------------------------

   13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           29.26%
----------- --------------------------------------------------------------------

   14.      TYPE OF REPORTING PERSON
                              IN
----------- --------------------------------------------------------------------

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CUSIP No. 04543L109                     13D                 Page 5 of 7 Pages
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock (the "Common Stock") of Assisted Living Concepts, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 11835 NE Glenn Widing Drive, Bldg E, Portland, Oregon 97220-9057.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is being filed by (i) BET Associates, L.P., a Delaware limited partnership ("BET"), with respect to shares beneficially owned by BET; (ii) by BRU, LLC ("BRU") with respect to the shares beneficially owned by BET and BRU and (iii) Bruce E. Toll with respect to shares beneficially owned by Mr. Toll, BET and BRU. Mr. Toll is the sole member of BRU, a Delaware limited liability company, which is the sole general partner of BET. Mr. Toll, BET and BRU are sometimes referred to herein as the "Filing Persons." Explanatory Note:
In the previous amendments to this Schedule 13D, "BRU, LLC" was incorrectly referred to as "BRU Holdings Company Inc., LLC." The correct name of this entity is "BRU, LLC."

         (b) The business address of the Filing Persons is: 3103 Philmont Avenue, Huntingdon Valley, Pennsylvania 19006.

         (c) The principal business of BET and BRU is to invest in businesses. Mr. Toll's principal occupation is as Vice-Chairman of Toll Brothers Inc., a publicly-traded company engaged primarily in the business of developing and constructing residential real estate.

         (d) During the last five years, none of the persons referred to in paragraph (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the persons referred to in paragraph (a) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Mr. Toll is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

         Purchase of 557,209 shares of Common Stock by BET. On September 18, 2003, BET purchased 557,209 shares of Common Stock in the open market for $8.00 per share. BET used funds provided by Mr. Toll to effect the purchase.

         Purchase of 7,000 shares of Common Stock by BRU. BRU purchased the following shares of Common Stock in the open market (i) July 16, 2003, purchased 1,000 shares for $5.03 per share; (ii) July 16, 2003, purchased 2,000 shares for $5.00 per share; (iii) July 16, 2003, purchased 1,000 shares for $5.07 per share; (iv) July 17, 2003, purchased 1,500 shares for $5.25 per share; (v) July 21, 2003, purchased 1,000 shares for $5.25 per share; and (vi) July 23, 2003, purchased 500 shares for $5.40 per share. BRU used funds provided by Mr. Toll to effect the purchases.

         Purchase of 15,184 shares of Common Stock by Mr. Toll. Mr. Toll purchased the following shares of Common Stock in the open market (i) July 30, 2003, purchased 3,384 shares for $5.90 per share; (ii) July 31, 2003, purchased 5,000 shares for $6.50 per share; (iii) August 11, 2003, purchased 4,500 shares for $5.99 per share; and (iv) August 21, 2003, purchased 2,300 shares for $6.05 per share.

         Previous Purchases and Sales. Previous purchases and sales by BET, BRU and Mr. Toll of the Issuer's securities are set forth on the Schedule 13D filed on October 27, 1999, amendment numbers 1, 2, 3, 4, 5, 6, 7, 8, 9, and 10 thereto, filed on November 12, 1999, November 20, 2000, November 22, 2000, July 12, 2001, November 30, 2001, December 17, 2001, January 13, 2003, March 25,
2003, June 13, 2003 and July 17, 2003, respectively.


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CUSIP No. 04543L109                     13D                 Page 6 of 7 Pages
--------------------------------------------------------------------------------





ITEM 4.  PURPOSE OF TRANSACTION.

         The disclosure set forth in Item 4 to Amendment No. 9 is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) BET Beneficial Ownership. BET beneficially owns 1,049,682 shares of Common Stock, which constitutes 16.32% of the Common Stock outstanding (based upon 6,431,925 shares of Common Stock outstanding as of August 7, 2003 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended on June 30, 2003 and filed on August 14, 2003 (the "Form 10-Q")).

         BRU Beneficial Ownership. BRU beneficially owns 1,169,776 shares of Common Stock, of which 1,049,682 shares are held by BET and 120,094 shares are held by BRU, which constitutes 18.19% of the Common Stock outstanding (based upon 6,431,925 shares of Common Stock outstanding as reported in the Form 10-Q).

         Mr. Toll Beneficial Ownership. Mr. Toll beneficially owns 1,798,649 shares of Common Stock, of which 1,049,682 shares are held by BET, 120,094 shares are held by BRU, 3,492 shares are held by Mr. Toll's daughter, Jennifer Toll and 625,381 shares are held by Mr. Toll, which constitutes 29.26% of the Common Stock outstanding (based upon 6,431,925 shares of Common Stock outstanding as reported in the Form 10-Q).

         (b) Mr. Toll, individually and through BRU and BET, has sole voting power and power to dispose of the 625,381 shares of Common Stock held by Mr. Toll, the 1,049,682 shares of Common Stock held by BET and the 120,094 shares of Common stock held by BRU. BRU, individually and through BET, has sole voting power and power to dispose of the 1,049,682 shares of Common Stock held by BET and the 120,094 shares of Common Stock held by BRU. BET has sole voting power and power to dispose of the 1,049,682 shares of Common Stock held by it.

         (c) Transactions Since Most Recent Filing on Schedule 13D. See Item 3 above.

         (d) N/A.

         (e) N/A.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         N/A.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         N/A.





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CUSIP No. 04543L109                     13D                 Page 7 of 7 Pages
--------------------------------------------------------------------------------



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 22, 2003

BET ASSOCIATES, L.P.

By: BRU, LLC
Its General Partner



By:       /S/ BRUCE E. TOLL
         -------------------------
              Bruce E. Toll
              Member



BRU, LLC


By:       /S/ BRUCE E. TOLL
         ------------------------
              Bruce E. Toll
              Member


          /S/ BRUCE E. TOLL
         ------------------------
              Bruce E. Toll